UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2022

Commission File Number: 001-37452

CELYAD ONCOLOGY SA

(Translation of registrant’s name into English)

Rue Edouard Belin 2

1435 Mont-Saint-Guibert, Belgium

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Celyad Oncology SA

As previously disclosed, Celyad Oncology SA (the “Company”) received reports of two fatalities in the CYAD-101-002 (KEYNOTE-B79) Phase 1b trial. On February 28, 2022, the Company announced that it was voluntarily pausing the CYAD-101-002 trial to investigate the events. On March 1, 2022, the Company was informed via e-mail communication from the U.S. Food and Drug Administration that the CYAD-101-002 trial has been placed on clinical hold due to insufficient information to assess risk to study subjects. The Company expects to receive a formal clinical hold letter by March 31, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELYAD ONCOLOGY SA

Date: March 2, 2022	By:	/s/ Filippo Petti
Filippo Petti Chief Executive Officer and Financial Officer